Exhibit 99(NN)

Düsseldorf, September 26, 2006

Ad hoc Announcement

Ref.: Takeover offer for Endesa, S.A.

E.ON shall increase cash consideration for Endesa to Euro 35 per share

Against the background of the recent developments with regard to Endesa, E.ON reinforces its commitment to a successful transaction. Therefore, E.ON announces that it intends to increase the consideration of the public tender offer for shares of Endesa, S.A. announced on 21 February 2006 (the “Offer”) to Euro 35 per share.

This consideration will be paid fully in cash. In the event that Endesa, S.A. pays any dividend between today and the date of settlement of the Offer, the consideration shall be reduced by an amount equivalent to the gross dividend distributed.

As announced earlier, the completion of the offer is conditional upon:

a) E.ON acquiring a minimum of 529,481,934 shares of Endesa representing 50.01 per cent of the issued share capital of Endesa as a result of the Offer;

b) At Endesa’s shareholder meeting, Endesa’s shareholders resolving certain provisions, including the amendment of article 32 of its Articles of Association to remove any limitation or restriction regarding the number of votes capable of being exercised by Endesa shareholders; as well as the amendment of other articles related to the composition of the Board and the appointment of director or Chief Executive Officer.

This announcement shall not prejudice any other changes to the Offer that could be agreed especially in the context of the procedure set forth in the applicable Spanish rules.

E.ON AG E.ON-Platz 1 40479 Düsseldorf Deutschland / Germany
ISIN:	DE0007614406 (DAX)

WKN:	761440
Listed:	Amtlicher Markt in Berlin-Bremen, Düsseldorf, Frankfurt (Prime Standard), Hamburg, Hannover, München und Stuttgart; Eurex; New York

- End of ad hoc announcement - September 26, 2006

This ad hoc announcement does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, CorE.ONores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This ad hoc announcement may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.